Arf
8-29-03



03051718

[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

VF 8-29-03

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-38683 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder** 6/30/2003

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING ~~07/01/02~~ (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEND LEASE CAPITAL MARKETS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3424 PEACHTREE RD N.E. SUITE 800
(No. and Street)

ATLANTA (City) GA (State) 30326 (Zip Code)



PROCESSING
RECEIVED
AUG 28 2003
187
SECTION


NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM McKEAN 404/848-8644
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEE ATTACHED AFFIDAVIT WHICH PROVIDES A STATEMENT
(Name – *if individual, state last, first, middle name*)

OF FACTS AND CIRCUMSTANCES RELIED ON AS THE BASIS FOR THE EXEMPTION
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
SEP 12 2003
THOMSON FINANCIAL


| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

9-10 AF

# OATH OR AFFIRMATION

I, THOMAS A. McKEAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEND LEASE CAPITAL MARKETS, INC., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title

Notary Public


DEBBIE J. NEWMARK
MY COMMISSION EXPIRES
JULY 4 2007
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NO LONGER REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NON-APPLICABLE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AFFIDAVIT

Item (l)

*STATE OF GEORGIA*

*FULTON COUNTY*

I, THOMAS A MCKEAN, Principal of Lend Lease Capital Markets, Inc. ("LLCM"), of full age, being duly sworn, hereby depose and say:

1) Attached hereto is LLCM's Annual Report, as of June 30, 2003 prepared and filed pursuant to Rules 17a-5(d) and 17a-5(e) of the Securities Exchange Act of 1934 the ("Act").
2) To the best of my knowledge and belief, the attached financial statements and supporting schedules are true and correct.
3) To the best of my knowledge and belief neither LLCM nor any of its officers or directors has any proprietary interest in any account classified solely as that of a customer.
4) The attached financial statements and supporting schedules are not covered by the opinion of an independent public accountant because, pursuant to Rule 17a-5(e) (1) (i) of the Act, LLCM is exempted from the audit requirement by reason of the fact that since the date of its previous financial statements and since the date of its report filed pursuant to Rule 15b1-2 of the Act, LLCM's securities business has been limited to acting as a broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. LLCM has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and LLCM has not otherwise held funds or securities for or owed money or securities to customers.



Thomas A. McKean

Sworn to before me this 27th
day of August , 2003

Debbie J. Newmark


DEBBIE J. NEWMARK
MY COMMISSION EXPIRES
JULY 4 2007
DEKALB COUNTY, GEORGIA
NOTARY PUBLIC

**EXHIBIT I**

**To**

**Annual Report, Form X-17A-5**

**Part III**

June 30, 2003

Per the arrangement established between Lend Lease Capital Markets, Inc. ("LLCM") and its parent company, LLCM will be furnished, free of charge, with personnel, property and services necessary to carry out its registration process as a broker/dealer until it becomes fully operational.

LLCM has incurred $40,805 of organizational and miscellaneous other start-up expenses since June 24, 1987. All of these expenses were paid for by its parent company, Lend Lease (US) Services, Inc. ("LL(US)S") which owns 100% of LLCM's outstanding stock. For accounting purposes, this total amount was treated as additional paid-in capital to LLCM from LL(US)S.

**Lend Lease Capital Markets, Inc.**

**Statement of Financial Condition**
**For Noncarrying & Nonclearing Brokers/Dealers**

**As of June 30, 2003**

Item (b)

## ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| Cash | $87,948 | | $87,948 |
| Receivables | 19,893 | | 19,893 |
| Other Assets-<br>Organizational Costs * | 0 | 40,805 | 40,805 |
| Total Assets | $107,841 | $40,805 | $148,646 |

## LIABILITIES AND OWNERSHIP EQUITY

| | |
|---|---|
| Accounts Payable – Creditors | $ |
| Due to Affiliates | 68,358 |
| Total Liabilities | $ 68,358 |
| Ownership Equity | |
| Corporation: | |
| Common Stock | 100 |
| Additional Paid-in Capital | 80,805 |
| Retained Earnings | (617) |
| Total Ownership Equity | 80,288 |
| Total Liabilities and Ownership Equity | $148,646 |

* Please refer to Exhibit I for explanation.

**Lend Lease Capital Markets, Inc.**

**Statement of Income (Loss)**

**For the Period July 1, 2002 to June 30, 2003**

Item (c)

| | |
|---|---|
| Revenue | |
| Total Revenue | $ 0 |
| | |
| Expenses | |
| Commissions to other Broker/Dealers | $ 0 |
| Other Expenses | 118 |
| Total Expenses | $ 118 |
| | |
| Net Income | |
| Net Income (Loss) after Federal Income Taxes and Extraordinary Items | $ (118) |

Please refer to Exhibit I for explanation.

**Lend Lease Capital Markets, Inc.**

**Statement of Cash Flows**

**For the Period July 1, 2002 to June 30, 2003**

| | Item (d) |
|---|---|
| Cash Flows from operating activities | $932 |
| Cash Flows from financing activities | 0 |
| Cash Flows from investment activities | 0 |
| Net increase (decrease) in cash | 932 |
| Cash at beginning of year | 87,016 |
| Cash at end of year | $ 87,948 |

## Lend Lease Capital Markets, Inc.

## Statement of Changes in Ownership Equity

## For the Period July 1, 2002 to June 30, 2003

Item (e)

| | |
|---|---|
| Balance, Beginning of Period | $80,406 |
| Net Income (Loss) | (118) |
| Additions | 0 |
| Dividends paid | 0 |
| Balance, End of Period | $ 80,288 |

## Statement of Changes in Liabilities

## Subordinated to Claims of General Creditors

## For the Period July 1, 2002 to June 30, 2003

Item (f)

| | |
|---|---|
| Balance, Beginning of Period | $ 67,308 |
| A. Increases | 3,032 |
| B. Decreases | (1,982) |
| Balance, End of Period | $ 68,358 |

**Lend Lease Capital Markets, Inc.**

**Computation of Net Capital**
**As of June 30, 2003**

Item (g)

| | |
|---|---|
| Total Ownership Equity from Statement of Financial Condition | $80,288 |
| Deduct Ownership Equity not Allowable for Net Capital – Organizational Costs* | (40,805) |
| Total Ownership Equity qualified for Net Capital | 39,483 |
| Deductions &/or charges | 0 |
| Haircuts on Securities | 0 |
| Net Capital | $39,483 |

* Please refer to Exhibit I for explanation.

**Lend Lease Capital Markets, Inc.**

**Computation for Determination of Reserve Requirements**

**Pursuant to Rule 15c3-3**

**As of June 30, 2003**

**Exemptive Provision Under Rule 15c3-3**

Item (h)

Lend Lease Capital Markets, Inc.(LLCM) will operate its broker/dealer business in compliance with SEC Rule 15c3-1 (a)(2)(iii) to qualify for the $5,000 minimum net capital amount. Thus, LLCM will not hold funds or securities for, or owe money or securities to, its customers and will not carry accounts of, or for, customers. In addition, LLCM will promptly forward subscriptions for securities to the issuer, underwriter, sponsor or other distributor of such securities and will receive checks, drafts, notes or other evidences of such indebtedness payable solely to the issuer, underwriter, sponsor or other distributor who will deliver the securities purchased directly to the subscriber.

LLCM anticipates that, in transactions where it acts as a broker, securities will be delivered to the purchasers directly by the issuer or its agent and payment from the purchasers will be wired directly to the account of the issuer. Thus, in conducting its broker/dealer business LLCM will not be handling securities or receiving checks, drafts or other evidences of indebtedness in any form.

Due to the nature of LLCM's operations, we therefore do not maintain a special account for the exclusive benefit of customers.

**Lend Lease Capital Markets, Inc.**

Item (i)

LLCM does not maintain possession or control of any customer (or other third party) funds or securities. Please refer to the explanation provided under the attached schedule for determination of reserve requirements under Rule 15c3-3.

**Lend Lease Capital Markets, Inc.**

**Computation of Net Capital Under Rule 15c3-1**

**As of June 30, 2003**

Item (j)

| | |
|---|---|
| Minimum Net Capital Required (6-2/3% of Total Aggregate Indebtedness) | $ 4,557 |
| Minimum Dollar Net Capital Requirement | $ 5,000 |
| Net Capital Requirement | $ 5,000 |
| Excess Net Capital Over Net Capital Requirement | $34,483 |
| Excess Net Capital Over 10% of Total Aggregate Indebtedness (See below) | $32,647 |

**Computation of Aggregate Indebtedness**

**As of June 30, 2003**

| | |
|---|---|
| Total A.I. Liabilities | $ 68,358 |
| Add Other Indebtedness Items | 0 |
| Total Aggregate Indebtedness* | $ 68,358 |

*Can be no more than 15 times amount of equity

LLCM does not maintain possession or control of any customer (or other third party) funds or securities and, therefore, does not maintain a special account for the exclusive benefit of customers pursuant to Rule 15c3-3. Thus, no reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 is included herein.

**Lend Lease Capital Markets, Inc.**

Item (k)

LLCM has no subsidiaries and, therefore, the financial statements and supporting schedules contained herein are not consolidated.

Item (m)

Pursuant to Rule 17a-5 (e) (4) under the Securities Exchange Act of 1934, LLCM is not required to file a SIPC Supplemental Report because LLCM's SIPC assessment for 1997 was a minimum assessment as provided for in Section 4 (d) (1) (c) of the Securities Investor Protection Act of 1970, as amended.